June 14, 2007

Ms. Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
Station Place
101 F Street N.E.
Washington, D.C. 20549-7010

Re:	CapSource Financial, Inc. Amendment #2 and 3 to Registration Statement SB-2; File No. 333-137829 Our File: 37600.00002

Dear Ms. Hardy:

I want to thank you for taking the time to speak with Attorney Girard Miller and me this morning regarding your concern that our resale registration of the shares underlying warrants granted to Whitebox and Pandora could constitute a primary offering rather than a customary resale registration. You mentioned that the large number of shares underlying the warrants made it appear that Whitebox and Pandora were affiliates allowing the Company to conduct an indirect primary offering. Please allow me to briefly outline why this is not the case:

1.   The Warrants were granted with an exercise price of $.90 that was at a premium to market. The Company’s stock traded at $.76 on April 25th, 2006, the last trade before the transaction.

2.   The Warrants contain only the customary anti-dilution provisions that provide no protection against price changes or any other “toxic” provisions.

3.   Prior to the transaction, Whitebox and Pandora owned no stock or warrants of and had no prior relationship with the Company.

4.   The pricing and other terms and conditions of the investment were vigorously negotiated at arms length for approximately five months before closing with both sides being advised by separate counsel. The investors performed substantial due diligence and maintained throughout these negotiations that their proposed pricing was a more accurate value for the Stock given the thin trading and the restricted stock they would receive. Further, even after an effective

Jennifer Hardy

June 14, 2007

registration statement, the investors will be severely limited in the number of shares they can sell at any time.

5.   The investors have now held the Warrants since May 1, 2006.

6.   This resale registration is and will continue to be the subject of full disclosure under an SB-2 registration statement.

7.   The investors are not in the business of underwriting securities.

8.   While each investor has exercised its right to name a director to the board of the Company, this right carries with it no special voting rights or other special considerations.

Under all the relevant circumstances, these investors engaged in a PIPE investment under terms and conditions standard at the time and are not acting as a conduit for the Company to effect a distribution. Given the facts distinctive to this transaction, we appreciate any consideration you can give to our belief and request that the resale registration should be permitted.

Very truly yours,

/s/   David B. Dean

David B. Dean

DBD/vh

cc:	Steve Reichert Girard Miller